                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                             HealthGrades.Com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  84748M 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Patrick M. Jaeckle
                             HealthGrades.Com, Inc.
                           44 Union Blvd., Suite 600
                               Lakewood, CO 80228
                                  303-716-6509
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 17, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D/A

CUSIP NO. 84748M 10 2

------------------------

(1)      NAMES OF REPORTING PERSONS
         CHANCELLOR V., L.P.
         SEE ITEM 5 FOR IDENTIFICATION OF GENERAL PARTNER.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a)  [   ]
                                                                      (b)  [ X ]

--------------------------------------------------------------------------------

(3)      SEC USE ONLY


--------------------------------------------------------------------------------

(4)      SOURCE OF FUNDS (SEE INSTRUCTION)
         WC

--------------------------------------------------------------------------------

(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                      [   ]

--------------------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

--------------------------------------------------------------------------------

NUMBER OF SHARES  (7)      SOLE VOTING POWER
  BENEFICIALLY
    OWNED BY      --------------------------------------------------------------
      EACH
    REPORTING     (8)      SHARED VOTING POWER
     PERSON                5,690,250
      WITH
                  --------------------------------------------------------------

                  (9)      SOLE DISPOSITIVE POWER

                  --------------------------------------------------------------
                  (10)     SHARED DISPOSITIVE POWER
                           5,690,250

--------------------------------------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,690,250

--------------------------------------------------------------------------------

(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)                                                     [   ]

--------------------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         24.7%

--------------------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D/A

CUSIP NO. 84748M 10 2

-------------------------

(1)      NAMES OF REPORTING PERSONS
         IPC DIRECT ASSOCIATES V. L.L.C.
         SEE ITEM 5 FOR IDENTITY OF MANAGING MEMBER

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a)  [   ]
                                                                      (b)  [ X ]

--------------------------------------------------------------------------------

(3)      SEC USE ONLY


--------------------------------------------------------------------------------

(4)      SOURCE OF FUNDS (SEE INSTRUCTION)
         WC

--------------------------------------------------------------------------------

(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                      [   ]

--------------------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

--------------------------------------------------------------------------------

NUMBER OF SHARES  (7)      SOLE VOTING POWER
  BENEFICIALLY             0
    OWNED BY      --------------------------------------------------------------
       EACH
    REPORTING     (8)      SHARED VOTING POWER
      PERSON               5,690,250
       WITH
                  --------------------------------------------------------------

                  (9)      SOLE DISPOSITIVE POWER
                           0

                  --------------------------------------------------------------

                  (10)     SHARED DISPOSITIVE POWER
                           5,690,250

--------------------------------------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,690,250

--------------------------------------------------------------------------------

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [   ]
--------------------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.7%

--------------------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D/A


CUSIP NO. 84748M 10 2
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          INVESCO PRIVATE CAPITAL INVESTMENTS, INC.

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          13-4147424
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions)                                        (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instruction)
          WC
          ---------------------------------------------------------------------


  (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [  ]
         ----------------------------------------------------------------------


  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
         ----------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     5,690,250
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               5,690,250
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,690,250
          ---------------------------------------------------------------------

 (12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                        [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          24.7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)
          CO
          ---------------------------------------------------------------------

                                  SCHEDULE 13D/A


CUSIP NO. 84748M  10 2
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          INVESCO PRIVATE CAPITAL, INC.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions)                                        (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instruction)
          WC
          ---------------------------------------------------------------------


  (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [  ]
         ----------------------------------------------------------------------


  (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
         ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     5,690,250
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               5,690,250
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,690,250
          ---------------------------------------------------------------------

 (12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                        [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          24.7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)
          CO
          ---------------------------------------------------------------------

                               Schedule 13D/A of
                              Chancellor V., L.P.
                        IPC Direct Associates V, L.L.C.
                            INVESCO Private Capital
                               Investments, Inc.
                       and INVESCO Private Capital, Inc.
          with respect to the Common Stock, par value $0.001 per share of HealthGrades.Com, Inc.


Item 1.  Security and Issuer

         Common Stock, par value $0.001 per share of HealthGrades.Com, Inc. (the "Company") having its principal office at 44 Union Blvd., Suite 600, Lakewood, CO 80228.

Item 2.  Identity and Background

         Set forth below is the following information with respect to each of the persons filing this Schedule 13D (together, the "Filing Persons"): (a) name;
(b) address of principal office and place of business; (c) jurisdiction of organization; and (d) present principal business.

I.

     a.  Chancellor V., L.P. ("Chancellor")
     b.  1166 Avenue of the Americas, New York, NY 10036.
     c.  Delaware.
     d.  Venture capital investment.

II.

     a.  IPC Direct Associates V, L.L.C. ("IPC")
     b.  1166 Avenue of the Americas, New York, NY 10036.
     c.  Delaware.
     d.  Venture capital investment

III.

     a.  INVESCO Private Capital Investments, Inc. ("IPC Investments")
     b.  1166 Avenue of the Americas, New York, NY 10036.
     c.  Delaware
     d.  Venture capital investment.

IV.

     a.  INVESCO Private Capital, Inc. ("Private Capital")
     b.  1166 Avenue of the Americas, New York, NY 10036.
     c.  Delaware.
     d.  Registered Investment Adviser.

         Schedule 1 hereto sets forth the following information with respect to each executive officer and director of Private Capital: (i) name, (ii) business address, and (iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted. All of such persons are U.S. citizens.

     During the last five years, none of the Filing Persons, nor, to the best knowledge of the Filing Persons, any of the persons listed in Schedule 1 hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Chancellor acquired directly 4,215,000 shares of Common Stock of the Company, and a Warrant to acquire an additional 1,475,000 such shares, pursuant to a March 3, 2000 Amended and Restated Stock Purchase Agreement, in exchange for the payment of $8,430,000 the source of which was capital contributions by the partners in Chancellor.

Item 4.  Purpose of Transaction.

         The purpose of the acquisition of the securities of the Company by the Filing Persons was to make an investment in the Company. None of the Filing Persons currently has any plans or proposals that relate to, or which may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although each of the Filing Persons reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

         TOTAL OUTSTANDING SHARES. According to information provided to the Filing Persons by the Company, the number of shares of Common Stock outstanding on March 17, 2000 was 21,516,468 and the number of shares of Common Stock subject to the Warrant held by Chancellor was 1,475,250 for a total of 22,991,718 shares.

         CHANCELLOR. As of the date of filing of this Schedule 13D, Chancellor is the holder of record of 5,690,250 shares of Common Stock of the Company, representing approximately 24.7% of the Common Stock outstanding, and has shared voting and investment power with respect to such securities.

         IPC. IPC as sole General Partner of Chancellor, may also be deemed to have shared voting and investment power with respect to such securities. IPC disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

         IPC Investments. IPC Investments, as the Managing Member of IPC, may also be deemed to have shared voting and investment power with respect to such securities.

         PRIVATE CAPITAL. Under the investment management agreement with Chancellor, Private Capital has shared dispositive power and voting power with respect to the securities held by Chancellor. Private Capital disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

         None of the Filing Persons has effected any transactions in the securities of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

         Chancellor is party to a Co-Sale and Voting Agreement dated as of March 17, 2000 which contains certain commitments regarding election of directors and a copy of which is attached hereto as Exhibit B.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A. Agreement of Joint Filing, dated as of March 20, 2001, among the Filing Persons.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

March 20, 2001


                           CHANCELLOR V., L.P.

                           By its general partner:

                           IPC Direct Associates V, L.L.C.

                           By its Managing Member:

                           INVESCO Private Capital, Inc.


                           By: /s/ Philip Shaw
                              -----------------------------

                           Name:  Philip Shaw
                                ----------------------------

                                Its:  Managing Director
                                    ------------------------



                           IPC DIRECT ASSOCIATES V, L.L.C.

                           By its Managing Member:


                           INVESCO Private Capital, Inc.


                           By: /s/ Philip Shaw
                              -----------------------------

                           Name:  Philip Shaw
                                ----------------------------

                                Its:  Managing Director
                                    ------------------------



                           INVESCO PRIVATE CAPITAL INVESTMENTS, INC.

                           By: /s/ Philip Shaw
                              -----------------------------

                           Name:  Philip Shaw
                                ----------------------------

                                Its:  Managing Director
                                    ------------------------




                           INVESCO PRIVATE CAPITAL, INC.


                           By: /s/ Philip Shaw
                              -----------------------------

                           Name:  Philip Shaw
                                ----------------------------

                                Its:  Managing Director
                                    ------------------------

                                   SCHEDULE 1

       Executive Officers and Directors of INVESCO Private Capital, Inc.


NAME                                              TITLE

Andrew L. Dworkin                   Managing Director

Johnston Livingston Evans           Managing Director

Howard E. Goldstein                 Managing Director

Esfandiar Lohrasbpour               Managing Director

Alessandro Piol                     Managing Director

Parag Saxena                        Managing Director, CEO, President

Philip Shaw                         Managing Director

EXHIBIT A


                           AGREEMENT OF JOINT FILING


         In accordance with Rule 13d-l (k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any amendments thereto, with respect to the Common Stock, par value $0.001 per share, of HealthGrades.Com, Inc., and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of March 20, 2001.

                                      CHANCELLOR V., L.P.

                                      By its general partner:

                                      IPC Direct Associates, V, L.L.C.

                                      By its Managing Member:

                                      INVESCO Private Capital, Inc.

                                      By:   /s/ Philip Shaw
                                         ----------------------------------

                                      Name: Philip Shaw
                                            -------------------------------

                                         Its: Managing Director
                                             ------------------------------


                                      IPC DIRECT ASSOCIATES V, L.L.C.

                                      By its Managing Member:

                                      INVESCO Private Capital, Inc.


                                      By:   /s/ Philip Shaw
                                         ----------------------------------

                                      Name: Philip Shaw
                                            -------------------------------

                                         Its: Managing Director
                                             ------------------------------


                                      INVESCO Private Capital Investments, Inc.

                                      By:   /s/ Philip Shaw
                                         ----------------------------------

                                      Name: Philip Shaw
                                            -------------------------------

                                         Its: Managing Director
                                             ------------------------------

                                                   INVESCO PRIVATE CAPITAL, INC.




                                                   By: /s/ Philip Shaw
                                                      --------------------------

                                                   Name: Philip Shaw
                                                        ------------------------

                                                      Its: Managing Director
                                                          ----------------------